EXHIBIT 22.1

List of Subsidiary Guarantors and Affiliates Whose Securities Collateralize
Securities of Nine Energy Service, Inc.

Each of the subsidiaries of the Company listed in the table below (each, a “Subsidiary Guarantor”) is a guarantor of the Company’s 13.000% Senior Secured Notes due 2028 (the “Notes”), and the equity interests of each Subsidiary Guarantor have been pledged as collateral for the Notes and the guarantees thereof.

Name	State or Other Jurisdiction of Incorporation or Organization

CDK Perforating, LLC	Texas

Crest Pumping Technologies, LLC	Delaware

Magnum Oil Tools GP, LLC	Texas

Magnum Oil Tools International, LTD	Texas

MOTI Holdco, LLC	Delaware

Nine Downhole Technologies, LLC	Delaware

Nine Energy Service, LLC	Delaware

RedZone Coil Tubing, LLC	Texas